Mail Stop 7010


September 21, 2005


Via U.S. mail and facsimile

Mr. Gehrig H. White
Chief Executive Officer
PokerTek, Inc.
1020 Crews Road, Suite J
Matthews, NC 28106

Re: 	PokerTek, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 13, 2005
File No. 333-127181

Dear Mr. White:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We read your responses to comments 40 and 53 of our letter dated
August 30, 2005 regarding the second sentence of the introductory paragraph of the section entitled "Description of Capital Stock" and the fourth and fifth sentences of the first paragraph of the section entitled "Where You Can Find More Information." You may not qualify the disclosure in your prospectus by reference to disclosure located outside of your prospectus. Please refer to Rule 411 of Regulation
C. In addition, your disclosure must be materially complete as investors are entitled to rely solely on your disclosure. Please either revise these sentences to comply with Rule 411 of Regulation C or delete them.

Dilution, page 20

2. We read your response to comment 16 of our letter dated August
30,
2005 and we reissue the comment. Please refer to Item 506 of Regulation S-K.
Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 22

Critical Accounting Policies-Equity-Based Compensation, page 25

3. We note in your response to comment 60 of our letter dated
August
30, 2005 that the fair value of your common stock was contemporaneously made by the Company`s Board of Directors upon the grant date. Valuations performed by the board of directors, who are not independent of your company, generally would not provide credible support for asserted fair values substantially lower than the IPO price, particularly for grants issued within a few months of the IPO.
In this regard, please expand this section to include the following information relating to the 2005 stock option grants through June 30,
2005:

* A comprehensive discussion of the significant factors, assumptions and methodologies used in determining the fair value of your common stock,

* The valuation alternative selected (i.e., market, income or asset-based approach) and the reason management chose not to obtain a valuation by an unrelated valuation specialist, and

* A discussion of each significant factor contributing to the difference between the fair values, as of each grant date, and the estimated IPO price.

Description of our Business, page 27

Market Segments, page 30

4. We note the disclosure in the second sentence of this section and in the section entitled "Overview of our Business" on page 27 regarding your agreement with the Seminole Tribe. Please file this agreement as an exhibit to your registration statement.

Financial Statements, page F-1

Note 8-Stockholders` Equity, page F-13

5. Since your 2005 option grants were issued within twelve months of
the date of the most recent balance sheet included your
registration
statement, please revise your disclosure to include the
information
you previously provided supplementally in your response to comment
60
of our letter dated August 30, 2005. The information presented should be through June 30, 2005.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Dale Welcome, Staff Accountant, at (202)
551-
3865 or, in his absence, John Cash, Accounting Branch Chief, at
(202)
551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Robert M. Donlon, Esq.
Elizabeth O. Derrick, Esq.
Womble Carlyle Sandridge & Rice, PLLC
One Wachovia Center
301 South College Street, Suite 3500
Charlotte, NC 28202

Mr. William M. Mower, Esq.
Alan M. Gilbert, Esq.
Maslon Edelman Borman & Brand, LLP
90 South 7th Street, Suite 3300
Minneapolis, MN 55402
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Mr. Gehrig H. White
PokerTek, Inc.
September 21, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE